December 15, 2010
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4720

Attn:	Jeffrey P. Riedler
Keira Nakada
Gus Rodriguez
Rose Zukin

	Re:	Endocyte, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Initially filed on September 28, 2010
File No. 333-168904
Amendment No. 2 filed on December 15, 2010
Ladies and Gentlemen:
     On behalf of Endocyte, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 8, 2010 relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-168904) filed with the Commission on September 28, 2010 (the “Registration Statement”).
     The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 2.
     In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2. Except as

Endocyte, Inc.
December 15, 2010

otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
Amendment No. 1 to Registration Statement on Form S-1
General
     1. Please note that our comments on your request for confidential treatment will be provided under separate cover.
     RESPONSE TO COMMENT 1:
     The Company acknowledges the Staff’s comment and advises the Staff that it has received and already responded to such comments on our request for confidential treatment.
     2. Please refer to your response to Comment 6. Please revise the graphics page that follows the Prospectus Cover Page to provide a more prominent legend (i.e., top of page, boldface, larger font, etc.).
     RESPONSE TO COMMENT 2:
     The Company acknowledges the Staff’s comment and advises the Staff that it has revised the graphics page that follows the Prospectus Cover Page to provide a more prominent legend.
Business
Patents and Proprietary Rights, page 92
     3. We note your response to Comment 23 and reissue the comment. Confidential treatment may only be granted for information that is both not material to an investor, and the disclosure of which would cause competitive harm to the company’s business and financial condition. The information requested in our comment related to range of royalty rates are considered material to an investor and are therefore not the appropriate subject for confidential treatment. In addition, your confidential treatment request related to the actual royalty rate. Please expand your disclosure to provide the range of royalty rates within 10 percentage points (i.e. single digits, teens, twenties, etc.) that are payable to Purdue based on sales of products.
     RESPONSE TO COMMENT 3:

Endocyte, Inc.
December 15, 2010

     The Company has revised its disclosure to provide the requested information consistent with the further discussions that the Company has had with the SEC in connection with its confidential treatment request.
Use of Proceeds
     4. We note your response to Comment 14 and reissue the comment in part. Please revise your expanded disclosure to specifically describe the extent to which the proceeds will cover the scheduled Phase III PROC trial as well as a second Phase III trial, if required by the FDA. If you will need to raise additional funds for a second Phase III study, please so disclose.
     RESPONSE TO COMMENT 4:
     The Company has revised its disclosure to provide the requested information.
Management’s discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-based Compensation, page 48
     5. We acknowledge your response to prior Comment 15. Please address the following:
•	You stated that you determined the fair value of your common stock based on scenarios that assumed that EC145 was in phase 3 of development. Please disclose why you determined the fair value of your stock assuming that EC145 was in phase 3 when you do not expect to begin phase 3 clinical development until early 2011;

•	Disclose how the number of pipeline products and their development phases were considered in selecting “similar” companies; and

•	You stated that since you consider the stage of development to be a strong driver of value you did not limit the disease area to oncology companies in determining the fair value of your common stock. Please tell us how you factored in differences in product market size and potential market saturation in selecting “similar” companies not limited to the disease area of oncology to determine the fair value of your common stock.

Endocyte, Inc.
December 15, 2010

     To the extent the items above were considered and a difference exists, please tell us how you adjusted your valuation based on these differences and quantify the adjustments to your valuation. If you did not adjust for the differences between you and the similar companies please explain why an adjustment was not necessary.
     RESPONSE TO COMMENT 5:
     The Company has provided additional information and has revised its disclosure to address the Staff’s comments.
     In response to the first bullet point above, the fair value of the Company’s common stock was based on the probability-weighted average of several scenarios that assumed different timing of liquidity events. Some of these scenarios assumed that EC145 was in phase 3 clinical trials at the time of a liquidity event. Based on the outcome of the interim results of the Company’s PRECEDENT trial available at the time of the valuations, the Company was already actively planning its phase 3 clinical trials.
     In response to the second bullet point above, in order to determine comparable transactions, the developmental phase of the lead candidate for each potential comparable company was determined. Since the development progress of lead candidates is a significant driver for acquisition and initial public offering valuations, comparing the progress of the lead candidate was a significant part of the selection process for determining comparable companies. In addition, the development progress of non-lead candidates and the number of non-lead candidates in each clinical phase was also considered when selecting comparable companies.
     In response to the third bullet point above, there are not a sufficient number of transactions in the biotechnology industry in the last five years, for us to draw any statistically significant conclusions regarding valuation and target disease area/market size. However, our sample transactions incorporate mainly companies that target large and significant markets such as oncology, diabetes and inflammatory diseases.
     The process of selecting comparable companies and transactions was primarily driven by determining the developmental stage of the lead candidate and the number of compounds in the subject company’s pipeline and their respective developmental stages. For each scenario valued, the Company assessed the extent to which the comparable transaction ranges may overstate or understate the value of Endocyte because of a different number of compounds in development or different development stage. We quantified this by selecting a value lower or higher in the comparable range.

Endocyte, Inc.
December 15, 2010

Management
Executive Officers and Directors, page 97
     6. Please refer to your response to Comment 25.
•	Please expand your disclosure to describe the business experience of Mr. Brauer from April 2006 through the present.

•	Please expand your disclosure to describe the business experience of Mr. Shannon from September 2008 through January 2009, and from April 2010 through the present.
     Please refer to Item 401(e)(1) of Regulation S-K.
     RESPONSE TO COMMENT 6:
     The Company has revised its disclosure to expand the discussion of the business experience of Messrs. Brauer and Shannon on pages 99 and 100 to expand the disclosure relating to their respective business experience during the past five years.
Compensation Discussion and Analysis
Performance-driven Compensation, page 108
Short-Term Incentives (Cash Bonuses), page 110
     7. We note your response to Comment 28 and reissue the comment in part. You disclose on page 111 that “performance goals are defined at the beginning of each fiscal year” and “bonus payouts were awarded based on company and individual performance.” Please identify the company and individual goals that were set at the beginning of the fiscal year, and explain the assessment of the Compensation Committee, Board of Directors, etc. with regard to the achievement of these company and individual goals.
     RESPONSE TO COMMENT 7:
     The Company has revised its disclosure to identify the corporate and individual goals that were set at the beginning of the fiscal year, and explained the assessment of the Compensation Committee and Board of Directors with regard to the achievement of these company and individual goals.

Endocyte, Inc.
December 15, 2010

Long-Term Incentives (Equity Awards), page 111
     8. Please refer to your response to Comment 29. You disclose on page 112 that the size of equity awards is discretionary and is determined based on company performance relative to established goals, individual performance relative to established goals and individual benchmarked equity ownership levels. Please expand your discussion to disclose how the considerations related to benchmarking entered into the amounts of equity awards granted, or resulted in adjustment to such rewards.
     RESPONSE TO COMMENT 8:
     The Company has revised its disclosure to expand its discussion of how the considerations related to benchmarking entered into the amounts of equity awards granted, or resulted in adjustment to such rewards.
     In addition to the aforementioned responses to the Staff’s comments, the Company confirms that it will, at the time it requests acceleration of effectiveness of the Registration Statement, provide a written statement from the Company acknowledging that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *

Endocyte, Inc.
December 15, 2010

     Please direct your questions or comments regarding this letter or Amendment No. 2 to the undersigned or Elton Satusky at (650) 996-4063. Thank you for your assistance.

Respectfully submitted, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Elton Satusky
Elton Satusky

cc:	P. Ron Ellis
3000 Kent Avenue, Suite A1-100
West Lafayette, IN 47906

David J. Segre, Esq.
Elton Satusky, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

Bruce K. Dallas, Esq.
Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA
94025